EXHIBIT 3.1

April 28, 2010

AMENDMENT OF BY-LAWS

WHEREAS, pursuant to Article 9 of the By-Laws of Sturm, Ruger & Company, Inc. (the "Corporation") and § 141(d) of the Delaware General Corporation Law, the Board of Directors desires to amend the By-laws of the Corporation to create the position of Vice-Chairman of the Board of Directors;

NOW, THEREFORE, BE IT RESOLVED, that Section 5 of Article 4 of the By-laws is hereby deleted in its entirety and replaced with the following:

“ Section 5. Chairman of the Board, Vice- Chairman, President and Chief Executive Officer

The Chairman of the Board shall be an independent, non-management Director, shall preside at all meetings of the shareholders and Directors, including the executive sessions of non-management Directors, and shall have such other powers and perform such other duties as may be prescribed from time to time by the Board.  An independent, non-management Director shall be elected as Vice-Chairman of the Board by the non-management Directors, and shall preside at meetings of the shareholders and Directors in the absence or disability of the Chairman of the Board and shall have such other duties as may be prescribed from time to time by the Board.

The President shall be the chief executive officer of the Corporation, unless a separate Chief Executive Officer has been so designated by the Board  The Chief Executive Officer shall have general supervision and direction of the business of the Corporation, including supervision of the other officers of the Corporation, shall have all the general powers and duties usually vested in the chief executive officer of a corporation, shall see that all orders and resolutions of the Board are carried into effect and shall have such other powers and perform such other duties as may be prescribed from time to time by the Board.  If a separate Chief Executive Officer is designated by the Board, the President shall have such powers and duties as may be prescribed from time to time by the Board .”

AND BE IT FURTHER RESOLVED, that the Board of Directors authorizes, empowers and directs the officers of the Corporation, and each of them individually, in the name of and on behalf of the Corporation, to do and perform all such further acts and things, to execute all such further certificates, agreements, instruments, drafts, receipts or other papers and to make all disbursements, payments or filings as he or she may in his or her sole and absolute discretion deem necessary or appropriate to carry out, comply with and effectuate the purposes and intent of the foregoing resolutions and the transactions contemplated thereby and that the authority of each such officer to execute and deliver such documents and instruments or to take such actions shall be conclusively evidenced by the execution and delivery thereof or the taking thereof.

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